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                              EXHIBIT 1 TO FORM CB

9 AUGUST 2004

               REVISED OFFER BY ESCALON MEDICAL CORP. ("ESCALON")
                    FOR ALL THE OUTSTANDING SHARE CAPITAL OF
                       DREW SCIENTIFIC GROUP PLC ("DREW")

             EXTENSION OF REVISED OFFER AND DELISTING OF DREW SHARES

On 23 July 2004 Atlantic Law, on behalf of Escalon, announced that the revised Offer for all of the issued Drew Shares was declared unconditional in all respects. Escalon has now requested Drew to cancel the listing of Drew Shares with the United Kingdom Listing Authority and to cancel the admission to trading of the Drew Shares with the London Stock Exchange Plc.

Escalon previously declared its intention to cancel such listing in its Original Offer Document dated 14 May 2004 and in its revised Offer Document dated 1 July 2004. Delisting is proposed to take effect on Thursday, 9 September 2004.

Atlantic Law announces that, as at 3.00 p.m. on Friday, 6 August 2004, acceptances of the revised Offer valid in all respects have been received in respect of 68,437,144 Drew Shares, representing approximately 76.87 per cent. of the existing issued ordinary share capital of Drew.

Atlantic Law, on behalf of Escalon, with the consent of Drew and the Panel, extends the revised Offer to 1.00pm Wednesday, 8 September 2004 to coincide with the proposed final date of listing. The next closing date will be 1.00pm (London time) on Wednesday, 8 September 2004.

Drew Shareholders who wish to accept the revised Offer, and who have not done so, should complete their Form(s) of Acceptance, in accordance with the instructions printed thereon, whether or not their Drew Shares are in CREST, and return them, as soon as possible, and in any event so as to be received by post or during normal business hours by hand to Capita IRG Plc at Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH no later than 1.00pm (London time) on 8 September 2004. Additional Forms of Acceptance are available from Capita IRG Plc, by telephoning 0870 162 3100 (if calling from within the UK) or +44 208 639 2157 (if calling from overseas).

Neither Escalon nor any person acting, or deemed to be acting, in concert with Escalon, held any ordinary shares of Drew before the Offer Period or has acquired or agreed to acquire any such shares during the course of the Offer Period, other than through the acceptance of the Original Offer and the revised Offer as described above. None of the acceptances relate to persons acting in concert with Escalon.

The Escalon Directors accept responsibility for the information contained in this announcement, which is in accordance with the facts and does not omit anything likely to affect the import of such information.

Definitions used in the revised Offer Document dated 1 July 2004 apply to this announcement unless the context otherwise requires.

ENQUIRIES: ATLANTIC LAW
TELEPHONE: 0207 616 2888


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